Mass Megawatts Wind Power, Inc.

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

To:

United States Securities and Exchange Commission

Washington, D.C. 20549

From:

Jonathan Ricker

Chief Executive Officer

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

Email: jonricker@aol.com or jonricker@massmegawatts.com

Re:

Mass Megawatts Wind Power, Inc.

Response to Notification of Eligibility for an Effective Offering Statement on Form 1-A

Filed latest amendment on August 27, 2021 (First Offering Statement filed on July 16, 2021)

File No. 024-11586

To whom it may concern,

Thank you for the telephone notice of no further comments. Mass Megawatts Wind Power, Inc. received confirmation that the State of Colorado will submit a letter satisfying Blue Sky and any other related state requirements if a letter or notice is received identifying eligibility for effectiveness or effectiveness from the United States Securities and Exchange Commission.

Sincerely,

Jonathan Ricker

/s/ Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.